Fay Matsukage

8480 E. Orchard Road, Ste. 2000, Greenwood Village, CO 80111

Phone: 720.306.1001• E-Mail: fay@doidacrow.com • Web: www.doidacrow.com

March 3, 2021

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Revival AI Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed January 15, 2021
File No. 024-11362

Ladies and Gentlemen

On behalf of Revival AI Inc. (the “Company”) Amendment No. 2 to the offering statement on Form 1-A is being filed.

The comments of the Staff in its letter dated January 29, 2021, have been addressed in this filing pursuant to your request. The comments are set forth below, together with the Company’s responses, which refer to the EDGAR page, which contains revised disclosure.

Amendment No. 1 to Offering Statement on Form 1-A filed January 15, 2021

Statements of Operations, page F-3

1.	Please revise this statement and all other sections of the filing, as appropriate, to present your loss per share/unit amounts rounded to the nearest cent (i.e., only two decimal points) so as not to infer a greater level of accuracy than exists. This comment also applies to the per share data present in the Dilution table.

Response: Complied. See pages 8, F-3, F-4, F-13 and F-14.

Exhibits

2.	Please have your auditor revise its consent to correctly indicate that the auditor’s report is dated December 10, 2020, rather than September 28, 2020. Also clarify that Revival AI Inc. was formerly known as Revival AI LLC. We note from page F-1 that the audit report was updated, and that it also reflects the change in the company’s name.

Response: Complied. See Exhibit 11.1.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

March 3, 2021

Please note that the exhibit index and exhibits have been re-marked to indicate compliance with the procedures set forth in Rule 406.

Lastly, we note that FINRA has indicated that it raises no objections with respect to the fairness and reasonableness of the proposed underwriting terms and arrangements. The FINRA reviewer (Adriana Mykytyn) may be contacted at (240) 386-4623.

Sincerely,

/s/ Fay Matsukage

Fay Matsukage

Cc:	Revival AI Inc.
George Dimov CPA

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